December 12, 2007

Perry J. Hindin, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.

            Re:  Stryker Corporation

                    Definitive 14A

                    Filed March 16, 2007

                    File No. 000-09165

Dear Mr. Hindin:

Reference is made to your letter dated December 5, 2007 in which certain information in response to comments set forth therein was requested with respect to our filing referred to above.  In order to permit the members of our Compensation Committee to discuss the issues raised and to obtain their views with respect to the appropriate responses, we propose to respond to the comment letter on or before January 10, 2008.

Sincerely,

/s/ MICHAEL W. RUDE

Michael W. Rude

Vice President, Human Resources

Stryker Corporation